Northeast Utilities								Exhibit 12
Ratio of Earnings to Fixed Charges
(In thousands)	Six Months Ended
	June 30, 2008	Year Ended December 31,
Earnings, as defined:	(unaudited)	2007		2006	2005		2004	2003

Net income/(loss) from continuing operations before cumulative effect of accounting change	$ 116,241	$ 245,896		$ 132,936	$ (256,903)		$ 70,423	$ 77,105
Income tax expense/(benefit)	46,598	109,420		(76,326)	(184,862)		22,388	19,751
Equity in earnings of regional nuclear generating and transmission companies	(967)	(3,983)		(334)	(3,311)		(2,592)	(4,487)
Dividends received from regional equity investees	341	4,542		2,145	687		3,879	8,904
Fixed charges, as below	146,693	275,611		267,243	265,046		235,699	228,974
Less: Interest capitalized (including AFUDC)	(9,094)	(17,568)		(14,482)	(10,463)		(4,517)	(5,030)
Preferred dividend security requirements of consolidated subsidiaries	(4,632)	(9,265)		(9,265)	(9,265)		(9,265)	(9,265)
Total earnings/(loss), as defined	$ 295,181	$ 604,653		$ 301,917	$ (199,071)		$ 316,015	$ 315,952

Fixed charges, as defined:

Interest on long-term debt (a)	$ 89,222	$ 162,841		$ 141,579	$ 131,870		$ 107,365	$ 88,700
Interest on rate reduction bonds	26,703	61,580		74,242	87,439		98,899	108,359
Other interest (b)	12,776	15,824		22,375	19,276		8,586	10,254
Rental interest factor	4,267	8,533		5,300	6,733		7,067	7,366
Preferred dividend security requirements of consolidated subsidiaries	4,632	9,265		9,265	9,265		9,265	9,265
Interest capitalized (including AFUDC)	9,094	17,568		14,482	10,463		4,517	5,030
Total fixed charges, as defined	$ 146,693	$ 275,611	$	$ 267,243	$ 265,046		$ 235,699	$ 228,974

Ratio of Earnings to Fixed Charges	2.01	2.19		1.13	(0.75)	(c)	1.34	1.38

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the six months ended June 30, 2008 and for the year ended December 31, 2007, other interest includes interest expense related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."

(c) Consolidated earnings were inadequate to cover fixed charges by $464.1 million for the year ended December 31, 2005.